UNITED STATE 04017157
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING MAR 3 0 2004 WASH. D.C.

SEC FILE NUMBER
8- 37469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
57 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert J. Bruno, CPA
(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105 Pleasant Hill, CA 94523
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2004

Assets

Cash	$ 182,075
Certificate of deposit	55,590
Receivable from broker-dealers and clearing organizations	171,214
Prepaid expense	337
Deferred tax asset	6,479
Total current assets	415,695
Equipment	
Furniture and equipment	37,854
Less accumulated depreciation	(31,398)
Equipment – net	6,456
Other assets	
Securities owned – not readily marketable at estimated fair value	16,302
Security deposit	800
Total other assets	17,102
Total assets	$ 439,253

The accompanying notes are an integral part of these financial statements.